Exhibit 99.1

Global Mofy AI Limited Announces Effective Date of Reverse Stock Split

BEIJING, Nov. 22, 2024 (GLOBE NEWSWIRE) — Global Mofy AI Limited (the “Company” or “Global Mofy”) (Nasdaq: GMM), a generative AI-driven technology solutions provider engaged in virtual content production and the development of 3D digital assets for use in the broader digital content industry, today announced that it has resolved to effect a reverse stock split of the Company’s ordinary shares, with the split ratio set at 1-for-15. The reverse stock split was approved by the Company’s shareholders at a special meeting held on November 1, 2024. Global Mofy’s Class A ordinary shares will begin trading on an adjusted basis, reflecting the reverse stock split, on November 26, 2024, under the existing ticker symbol “GMM.” The new CUSIP number for the Company’s Class A ordinary shares will be G3937M114.

Upon the effectiveness of the reverse stock split, every fifteen shares of the Company’s issued and outstanding Class A ordinary shares as of the effective date will automatically be combined into one Class A ordinary share. This adjustment will reduce the total number of outstanding ordinary shares of Global Mofy from approximately 42.2 million to approximately 2.8 million.

In conjunction with the reverse stock split, the Company also amended its Memorandum of Association to proportionately reduce the number of authorized shares for issuance and to adjust the par value of the post-reverse stock split ordinary shares to $0.00003 per share.

The reverse stock split is part of the Company’s efforts to bring its stock into compliance with the minimum bid price requirement for maintaining the listing of its Common Stock on the Nasdaq Capital Market. Nasdaq requires listed companies to maintain a minimum bid price of at least $1.00 per share to remain in compliance with its listing standards.

In addition, outstanding warrants and options will be adjusted on a proportionate basis or pursuant to the terms of such warrants and options in accordance with the reverse stock split. No fractional shares will be issued; instead, shareholders who would otherwise be entitled to a fractional share will have their entitlement rounded up to the nearest whole share.

Further details regarding the reverse stock split and the associated changes to the Company’s share capital can be found in Global Mofy’s notice of special meeting, filed with the Securities and Exchange Commission on October 18, 2024.

About Global Mofy AI Limited

Global Mofy AI Limited (Nasdaq: GMM) is a generative AI-driven technology solutions provider engaged in virtual content production, and the development of digital assets for the digital content industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 100,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy AI Ltd.

Investor Relations Department

ir@mof-vfx.com